Exhibit 1.0
UNDERWRITING AGREEMENT
This underwriting agreement (the “Agreement”) has been entered into by and between
CanArgo Energy Corporation, a Delaware corporation, having a place of business at P.O. Box 291, St. Peter Port, Guernsey, GY1 3RR, British Isles (the “Company”);
and
[    ] (the “Underwriter”).
1	BACKGROUND

1.1	The Company is contemplating a primary offering (the “Offering”) of 242,107,390 common shares in the Company (the “Shares”), each share with a nominal value of US$0.10, with gross proceeds of up to US$24.210739 million. The Offering will be structured as a rights offering directed towards existing shareholders of the Company. The subscription price in the Offering (the “Subscription Price”) will be US$0.10 per Share.

1.2	In connection with the Offering, a group of eight separate foreign private investors (non-US) have signed non-binding letters of intent with the Company detailing the principal terms of a proposed standby underwriting agreement that upon execution is expected to provide an aggregate firm commitment to purchase up to US$24.2 million in unsubscribed for shares (the “Underwriting Group”).

1.3	The Company has engaged Glitnir Securities AS (the “Manager”) as manager in relation to the Offering.

2	UNDERWRITING COMMITMENT

2.1	By completing and signing this Agreement, the Underwriter irrevocably undertakes, on the terms and conditions set out in this Agreement, to subscribe, at the Subscription Price, for Shares which are not subscribed for in the Offering, limited to a maximum aggregate subscription amount of

US$ [ ] (the “Underwriting Amount”).

2.2	In the event that the Offering is not fully subscribed, the remaining part of the Offering will be allocated pro rata to the Underwriter and other underwriters in the Underwriting Group proportionate to the underwriting amounts under their respective underwriting commitments. Shares which are subscribed for in the Offering by the Underwriter shall be deducted when calculating the underwriting amount for that Underwriter.

2.3	The Underwriter shall not be liable for the failure of any subscriber in the Offering to pay for Shares validly subscribed for by such subscriber.

2.4	The Underwriter, together with the other underwriters in the Underwriting Group and their respective directors, shareholders (registered or beneficial) or associates will not subscribe for more than 49.99% of the aggregate issued shares in the capital of the Company, including any unsubscribed for Shares in the Offering. In other words, they will not (and will procure that none of their directors, shareholders (registered or beneficial) or associates will) deal in any Shares if the effect of such dealing would in any way impinge upon their ability to subscribe for all the unsubscribed Shares without them or their respective directors, shareholders (registered or beneficial) or associates exceeding a holding of 49.99% of the aggregate issued shares in the capital of the Company.
3	NOTIFICATION, SUBSCRIPTION AND PAYMENT

3.1	Immediately following the expiry of the application period for the Offering (the “Application Period”), the Company shall notify the Underwriter in writing of the number of Shares allocated to the Underwriter (the “Allocated Shares”), the total amount which is to be paid for the Allocated Shares and the due date for such payment (the “Allocation Notice”).

3.2	The Underwriter irrevocably authorizes and instructs the Manager to subscribe, and the Company to issue, for the Allocated Shares on behalf of the Underwriter.

3.3	Payment for Allocated Shares shall be made within seven business days of the Allocation Notice.

4	UNDERWRITING CONSIDERATION

4.1	As underwriting consideration, the Company will pay to the Underwriter a gross underwriting commission of 7% of the amount underwritten (the “Underwriting Consideration”). However, if the Underwriter is an existing shareholder in the Company, it will only receive Underwriting Consideration for the part of the Underwriting Amount exceeding its pro rata share pursuant to pre-emptive rights.

4.2	At the Underwriter’s option, the Underwriting Consideration shall be satisfied either:-
(a)	by a payment from the Company to the Underwriter in cash immediately following the issuance of any or all of the Unsubscribed Shares; or

(b)	by the issue by the Company to the Underwriter of Shares at the Offer Price up to the amount of Underwriting Consideration payable in accordance with paragraph 4.1 (the “Commission Shares”).
4.3	The Underwriter shall only be entitled to subscribe for the Commission Shares pursuant to paragraph 4.2 above if and to the extent that following (1) the issue of any or all of the Allocated Shares to the Underwriter pursuant to the Underwriter’s underwriting obligations and (2) the issue of any Commission Shares pursuant to paragraph 4.2 above, the Underwriter and the other underwriters in the Underwriting Group (and any of their respective directors, shareholders (record or beneficial) or associates or any of them) holds or would hold or is or would be otherwise interested in not more than 49.999999% of the aggregate issued and outstanding Shares in the capital of the Company.

4.4	Payment of the Underwriting Consideration shall (if it is to be satisfied in cash) be made to the bank account indicated by the Underwriter in this Agreement, within five days following the receipt of the gross proceeds of the Offering by the Company.

4.5	The Underwriting Consideration shall be paid regardless if the Company does not to carry out the Offering. In such event, the Underwriting Consideration shall be paid in cash by December 31, 2008.

5	INFORMATION — LIABILITY

5.1	The Underwriter has sufficient knowledge, sophistication and experience in financial and business matters to be capable of evaluating the merits and risks of a decision to participate in the Underwriting Group. The Underwriter has had access to such financial and other information concerning the Company and the Shares as it deemed necessary or desirable in connection with the participation in the Underwriting Group, and has made such investigation with respect thereto as it deems necessary. The Underwriter has made its own assessment of the Company, the Shares and the terms of this Agreement and has, to the extent deemed necessary by the Underwriter, consulted with its own independent advisors and satisfied itself concerning the relevant tax, legal, currency and other economic considerations. The Manager makes no representation or warranty, express or implied, to the Underwriter regarding the accuracy or completeness of the information (whether written or oral) concerning the Company or the Offering received by the Underwriter, whether such information was received through the Manager or otherwise. The Manager disclaims any liability in this regard and the Underwriter understands and agrees that it is entering into this Agreement on this basis.

5.2	The Underwriter is responsible for ensuring that the terms of the Underwriting commitment may be fulfilled without breaching applicable law or regulations or, including, without limitation, complying in all material respects with all applicable provisions of the U.S. Securities Act of 1933, as amended (the “Securities Act”), U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and all applicable foreign securities laws and the rules and regulations promulgated thereunder, as well as the rules of The American Stock Exchange (“AMEX”) and the Oslo Stock Exchange (“OSE”), in connection with the offer, offer for sale, solicitation of offers to purchase and the sale of any and all Allocated Shares purchased by the Underwriter, and the Company’s or the Underwriter’s own articles of association. The Underwriter is aware and accepts and agrees that his identity, the fact that this Agreement has been entered into, and the Underwriting Amount may be made public by the Company in connection with its filings with the United States Securities and Exchange Commission (“SEC”), the AMEX and the OSE and agrees to cooperate with the Company and to provide all such information as may be required under the rules of the SEC, AMEX and OSE in connection with all such filings. The Underwriter further acknowledges, agrees and confirms that in relation to any dealings in Allocated Shares and/or Commission Shares it will comply (and will procure that its directors, shareholders (registered or beneficial) or associates will comply) with all U.S. and foreign securities laws, including, without limitation, the rules of the SEC, AMEX and the OSE. If the Underwriting Commitment cannot be fulfilled due to a breach of the above-mentioned rules, the Underwriter shall compensate the Company for any documented financial loss the Company suffers and further agrees to indemnify and hold the Company harmless from any claim, liability, loss, cost (including, without limitation, reasonable attorneys fees and expenses) or damage incurred by the Company in connection with or attributable to any untrue statement of a material fact or any omission to state a material fact necessary to make the statements contained herein or in any information furnished to the Company expressly for the purpose of being included in any such filings not misleading in light of the circumstances under which they were made.

5.3	It is understood that the Underwriter intends to resell the Allocated Shares and any Commission Shares outside the “United States” to non-“U.S. persons” (as each such term is defined in Regulation S (“Regulation S”) promulgated under the Securities Act at prices prevailing on the OSE or in negotiated transactions and in connection therewith the Underwriter agrees not to sell, offer to sell or solicit offers to purchase any of the Allocated Shares or Commission Shares in the United States or to U.S. persons or to engage in any “directed selling efforts” (as defined in Regulation S) in the United States.

5.4	The Underwriter hereby represents, warrants, covenants and agrees with the Company that: (i) the execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of the Underwriter and this Agreement has been duly executed and delivered by the Underwriter, (ii) the execution, delivery and performance of this Agreement by the Underwriter will not breach or violate the organizational documents of the Underwriter or any contract or other agreement, or law, rule, regulation, writ, order, judgment, decree or other legal requirement to which the Underwriter is a party or by which it or its assets are bound or affected, (iii) to the extent that provisions of this Agreement are expressed to be legally binding such provisions constitute legal, valid and binding obligations of the Underwriter enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and limitations on the enforceability of indemnification agreements or other agreements which are void as against public policy, and (iv) the Underwriter is not a U.S. person (as defined in Regulation S) and is not and is not required to be a member of the U.S. Financial Industry Regulatory Authority, Inc. or registered as a broker-dealer under Section 15 of the Exchange Act.
6	CONFIDENTIALITY

6.1	The Underwriter undertakes to treat as confidential all information relating to the Company not being publicly known, including but not limited to information that may fall within the definition of inside information under applicable law, received by him in connection with this Agreement and the Offering.

6.2	The Underwriter is aware of the duties and obligations regarding inside information, hereunder the criminal liability attaching to misuse of inside information and improper distribution of inside information, investigation requirements for primary insiders and rules prohibiting giving investor advice when in possession of inside information.

7	DURATION

7.1	If the Offering is not resolved by the Company by December 31, 2008, this Agreement shall expire.

7.2	The Application Period shall not be more than four weeks.

8	GOVERNING LAW AND JURISDICTION

8.1	This Agreement shall be governed by, and construed in accordance with, Norwegian law.

8.2	In relation to any legal action or proceedings to be taken in connection with this Agreement, each of the Company and the Underwriter irrevocably submits to the exclusive jurisdiction of the Norwegian courts with Oslo District Court as due venue.
* * *

For the Underwriter	For the Company

Place and Date:	Place and Date:

Name:	Name:

Position:	Position:

Signature:	Signature:

*) When signing on behalf of another person, appropriate evidence of authority must be provided.
DETAILS OF UNDERWRITER (MUST BE COMPLETED)
First Name
Surname
or
Company Name
Address
Postal Code, City/State/Country
Date of Birth and National ID number
or
Company Registration Number
Telephone
Fax
e-mail
VPS account
Bank Account Details